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                                                                EXHIBIT 3(ii).2

                               AMENDMENT TO BYLAWS

On February 10, 1999, at a duly called and held meeting of the Board of Directors of AvalonBay Communities, Inc. (the "Company ') the Board adopted the following amendment to the Company's Bylaws:

       To delete from ARTICLE I, Section 1.02, the first sentence in its entirety and to insert the following in lieu thereof:

       "An annual meeting of the Stockholders for the election of directors of the Corporation ("Directors") and the transaction of such other business as may be properly brought before the meeting shall be held on the second Wednesday of May of each year, or on such other date which is not more than fifteen days prior to or after such second Wednesday of May, and at such time as shall be fixed by the Board of Directors."